Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 1, 2010, the following article was published by Bloomberg:

‘Cowboy’ Code Name Masked Southwest in Talks to Acquire AirTran

2010-10-01 04:01:00.23 GMT

By Mary Schlangenstein

Oct. 1 (Bloomberg) -- Southwest Airlines Co. Chief Executive Officer Gary Kelly set in motion the largest purchase in the carrier’s 39-year history by setting up a meeting that he thought might backfire.

His conversation with AirTran Holdings Inc. CEO Bob Fornaro in a suburban Dallas hotel in May began five months of talks that ended in the Sept. 27 announcement that Southwest would buy the company for $1.4 billion in cash and stock. Fornaro came expecting to discuss a marketing alliance, Kelly said.

“I just picked up the phone and called Bob,” Kelly, 55, said in an interview at Southwest’s Dallas headquarters. “I was purposely vague. I said, ‘Do you want to sit down and explore what we can do together?’ It wasn’t until we actually met in person a couple of weeks later that I laid out what I wanted to talk about. I didn’t know if he’d get up and leave or not.”

The acquisition was Kelly’s solution to the puzzle of how to move past a self-imposed halt to seating-capacity growth that would have been the longest dormant period since the airline started flying in 1971.

“In hindsight, the timing was perfect,” said Ray Neidl, an analyst at Maxim Group LLC in New York. “Nine months ago, the economic situation wasn’t as stable. Everyone was still in a state of shock with the financial system and the economy and there was talk of a double-dip recession. Now we know that they started looking at it in the spring” as travel began reviving.

Football Theme

Southwest, the biggest discount carrier, and AirTran held meetings in Atlanta and New York, and referred to themselves in documents and e-mail by code names, so any outsider seeing the references couldn’t identify the companies.

Southwest was “Cowboy” after its hometown National Football League team, while AirTran was “Falcon,” for the NFL franchise in Atlanta. AirTran’s biggest operations are in Atlanta, the only major U.S. city that Southwest doesn’t serve and the centerpiece of the acquisition.

“Secrecy and avoiding leaks was absolutely paramount,” Fornaro, 57, said yesterday in an interview.

The deal celebrated by Southwest executives with a shot of tequila at their offices at Dallas Love Field started taking shape over iced tea when Kelly and Fornaro sat down at the Westin Stonebriar hotel in Frisco, a drive of about 40 minutes north of downtown Dallas.

“I didn’t know what the subject was,” said Fornaro, who became CEO at the Orlando, Florida-based carrier in November 2007. “I was really kind of guessing.”

Kelly said Fornaro left that first get-together without giving an answer. The AirTran CEO later called back to say that while the airline wasn’t for sale, “they would be willing to entertain an acquisition by Southwest,” said Kelly, who has run the discount carrier since 2004.

July Offer

The two sides signed a non-disclosure agreement in June, followed by Southwest’s first offer in July, according to the airlines. Discussions on the terms began in August and September, Fornaro said.

“Both parties are stubborn and good negotiators,” Kelly said.

AirTran, the eighth-largest U.S. airline by traffic, was already the subject of analysts’ commentary as a likely candidate for consolidation.

With Delta Air Lines Inc. buying Northwest Airlines Corp. in 2008 and the merger closing today between UAL Corp.’s United Airlines and Continental Airlines Inc., Wall Street has been watching for more deals, because bigger networks help carriers win more passengers. Southwest is No. 5 in the U.S. by traffic.

‘Added Urgency’

“The competitive backdrop absolutely added urgency for AirTran to somehow become a stronger airline, and that wasn’t going to happen through organic growth,” said Dan McKenzie, a Hudson Securities analyst in Chicago who recommends buying Southwest and AirTran. Maxim’s Neidl doesn’t rate the airlines.

AirTran fell 13 percent this year through Sept. 24, the fourth-worst performance among the 12 carriers in the Bloomberg U.S. Airlines Index, compared with a 7.4 percent gain for Southwest.

Southwest had made only two previous acquisitions since founders Herb Kelleher and Rollin King drew up the airline’s original routes on a cocktail napkin in 1967, buying Muse Air in 1985 and Morris Air in 1993. Both deals were overseen by Kelleher, who stepped down as CEO in 2001 and chairman in 2008.

As the AirTran talks unfolded, Kelly consulted with Kelleher, 79, who maintains an office at Southwest while no longer being involved in the company’s operations. He declined to be interviewed.

‘Sounding Board’

“For me, he is a wonderful adviser and counselor and sounding board,” said Kelly, who has worked at Southwest since 1986. “You can assume he’s given me good, sound advice on this deal, too.”

At AirTran, only seven or eight people knew about the negotiations before the middle of last week, Fornaro said.

The final approvals came on Sept. 26, a Sunday, with votes by both airlines’ boards. Fornaro said he and general counsel Steve Rossum then flew to Dallas, where Southwest employees worked past midnight to clear the way for a statement to be issued before 6 a.m. local time the next day.

Kelly gave Fornaro a model of a Boeing Co. 737, the only plane type in Southwest’s fleet. Fornaro presented Kelly with a model of one of AirTran’s Boeing 717s painted in the black-and- red livery of the Atlanta Falcons, a nod to the carrier’s code name.

Pen Exchange

Fornaro said he also received a “nice” metal Southwest pen from Kelly, and “I gave him a plastic AirTran pen.”

Each AirTran share will be exchanged for $3.75 in cash and 0.321 share of Southwest common stock. Including AirTran debt and capitalized aircraft operating leases, the value is about $3.4 billion, the airlines said. The

Southwest subsidiary created for the deal is Guadalupe Holdings Corp., in honor of a conference room where some of the talks were held.

The combined airline will keep Southwest’s name, headquarters and aircraft paint scheme, as well as policies such as accepting two checked bags without a fee and not assigning seats.

For Southwest, the deal brings gates in Atlanta, the world’s busiest airport, along with the route system of a profitable partner and the opportunity to expand in both New York and Washington.

Southwest also secured 86 smaller jets — something it’s toyed with adding for at least a decade — an international network and a compelling reason to consider ordering the Boeing 737-800, its largest plane ever.

“Here we’ve found the key,” Kelly said. “We can buy AirTran, which brings with it profits and, in addition to that, we can tune our two companies together and generate more profits. We were determined to find a way to restart our growth plan.”

For Related News and Information:

Southwest financial analysis: LUV US <Equity> FA49 <GO> AirTran annual financial results: AAI US <Equity> CH1 Y <GO> Airline mergers: TNI AIR MNA <GO> Top transportation news: TRNT <GO>

--With assistance from Mary Jane Credeur in Atlanta. Editors: Ed Dufner, John Lear

To contact the reporter on this story:

Mary Schlangenstein in Dallas at +1-214-954-9451 or maryc.s@bloomberg.net

To contact the editor responsible for this story:

Ed Dufner at +1-214-954-9453 or edufner@bloomberg.net

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s goals; (ii) its growth and its future operations, including fleet plans; and (iii) its financial outlook. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.